EXHIBIT 99.1

YAMANA GOLD PROVIDES UPDATE AS RELATED TO THE CANADIAN MALARTIC MINE

TORONTO, March 24, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein announces that pursuant to the order by the Government of Quebec in relation to COVID-19 to temporarily restrict all non-essential business until April 13, 2020, it has made the decision to ramp down operations at its Canadian Malartic mine. The decision follows discussions held today with representatives of the Government of Quebec to obtain additional clarity in regard to the order. The operation will be on care and maintenance and minimal work will be taking place until the date specified in the order.

Canadian Malartic, a 50-50 joint venture with Agnico Eagle Mines Ltd., is demobilizing employees and contractors in a safe and orderly manner leaving a small number of employees on site to maintain property and equipment and oversee all environmental responsibilities and obligations. The operation remains in close communication with the workforce and local communities, and it is taking all necessary steps to ensure that all safety and environmental protocols and procedures will be followed during the care and maintenance period. The Company is supportive of the province’s action and hopes to work with the province in managing this process effectively.

A return to full capacity at Canadian Malartic is expected to occur in an expedited manner as soon as the temporary restriction is lifted.

Canadian Malartic is the largest gold mine in Canada and a significant economic engine in northern Quebec. The mine is a conduit of large employment and infrastructure that can help the province in managing this very challenging situation. The operation maintains rigorous health and safety protocols to protect the workforce and local communities from the impact of COVID-19. These health and safety protocols are similar to those established with local communities at the Company’s South American mines.

Yamana has implemented heightened levels of health screening, along with support services at all of its mines. These actions include temporarily restricting all employee travel, temporarily shifting to remote work arrangements at our corporate and regional offices, enhanced sanitization and disinfecting at our mines and offices, and implementing rigid requirements around social distancing.

The Company is in regular contact with medical experts and government authorities in every country where it operates. If at any point the Company determines that continuing operations poses an increased risk to our workforce or local communities, the Company will reduce operational activities up to and including care and maintenance and management of critical environmental systems. There are currently no suspected or confirmed cases of COVID-19 at Canadian Malartic or any Yamana operation. The Company continues to take every precaution to ensure the safety of its employees, families, and communities, and it is working closely with its host communities to support their needs through this difficult period.

As previously announced, the Government of Argentina imposed a temporary mandatory self-isolation period and travel restriction until March 30, 2020. The Company has temporarily demobilized operations at the Cerro Moro mine during this period. Underground operations have been reduced and Cerro Moro is provisionally operating largely from its open pit operations and stockpiled material.

Guidance Update and Liquidity

With reduced production coming from suspended or reduced operations, along with other present day uncertainties, the Company is withdrawing its 2020 guidance for production and costs. The Company will update guidance once it has a better understanding of the actual duration and impact of these uncertainties. The Company expects that any suspended operation is well positioned to safely and efficiently ramp-up in a timely manner once temporary suspensions cease. The Company’s long-term value proposition remains unchanged, despite these shorter-term disruptions.

The Company's other mines, representing approximately 67 percent of the Company’s production outlook for 2020, continue operating in line with production targets for the year.

The Company expects to meet its production targets for the first quarter, which is typically its lowest production quarter. The Company expects to produce approximately 190,000 gold ounces and approximately 2.7 million silver ounces in the first quarter, representing approximately 220,000 gold equivalent ounces (based on a gold equivalent ratio which is above the ratio assumed for guidance), which are above the Company’s production targets. As previously guided, production is expected to be weighted to the second half of 2020 although previous guidance indicating a weighting of 54 percent in the second half will now likely be higher.

As a precaution and given the current uncertainty around the global pandemic, the Company drew down $200 million of its $750 million revolving credit facility in March 2020. The Company currently has no plans to utilize these funds.  The Company has sufficient cash on hand, available credit and liquidity to fully manage its business.  At the present time, the Company has no pending scheduled debt repayment or significant capital commitments.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the impact of the coronavirus.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

All amounts are expressed in United States Dollars unless otherwise indicated